UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 20, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company” or “Fusion Fuel”), issued a press release relating to certain subcontracts and a supply agreement that were signed by Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), a subsidiary of Quality Industrial Corp., a Nevada corporation and a subsidiary of the Company. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance and can be identified by words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated aggregate project value of the 10 liquid petroleum gas (“LPG”) engineering subcontracts of approximately AED 5.14 million ($1.4 million); the expected combined project value of the three new LPG engineering projects of approximately AED 4.5 million ($1.24 million); the expected aggregate value of the seven additional LPG engineering projects awarded during July 2026 of approximately AED 642,410 ($175,000); the expectation of combined potential annual utility revenue of approximately AED 2.95 million to AED 3.75 million ($805,000 to $1.02 million) from the Motor City, Studio City, and other projects; the expectation that additional cylinder and bulk LPG supply projects under the supply agreement with an Abu Dhabi-based hospitality group will be awarded over approximately 18 months; the potential revenue of up to an additional AED 3.0 million to AED 4.0 million ($820,000 to $1.09 million) from the hospitality group supply relationship; the potential to generate up to approximately $1.0 million in annual utility revenue; and the Company’s strategy of building a growing base of predictable, long-term cash flows. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance, conditions, or results. They involve known and unknown risks, uncertainties, and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed or implied, including, without limitation: geopolitical instability or armed conflict in the Middle East region that could disrupt Al Shola Gas’s operations in the United Arab Emirates (“UAE”); the Company’s ability to support the expansion of the operations of Al Shola Gas; Al Shola Gas’s ability to execute awarded LPG engineering projects on time and within budget; the risk that developers or general contractors may delay, modify, or cancel contemplated projects, thereby reducing or eliminating anticipated subcontract revenue; the success or failure of Al Shola Gas to obtain utility operations subcontracts upon completion of the engineering projects; the ability of the parties to satisfy performance requirements and other conditions necessary for additional LPG supply projects under the hospitality group supply agreement to be awarded as contemplated; fluctuations in demand for LPG engineering and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services in the UAE; volatility in energy markets and commodity prices; Al Shola Gas’s ability to obtain sufficient financing to support operations and growth initiatives; risks related to foreign exchange, including the potential for adjustment of the AED/USD exchange rate that could reduce the U.S. dollar value of the contemplated projects; risks associated with operating internationally, including in the UAE; and the risks and uncertainties described in Exhibit 99.2 to the Report on Form 6-K/A furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2026, the Company’s Annual Report on Form 20-F filed with the SEC on May 7, 2026, and other filings with the SEC. Actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. All forward-looking statements in this press release are qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press release dated August 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: August 20, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer and Interim Chief Financial Officer